MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THIRD QUARTER ENDED
OCTOBER 31, 2006

NASDAQ: DECT		TSX:DTL
www.dectron.com

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the selected historical financial data, financial statements and notes thereto. The statements contained in this report that are not historical are forward looking statements, including statements regarding Dectron Internationale's expectations, intentions, beliefs or strategies regarding the future. Forward-looking statements include, but are not limited to, Dectron Internationale's statements regarding liquidity, anticipated cash needs and availability and anticipated expense levels. All forward-looking statements included in this report are based on information available to Dectron Internationale on the date hereof, and Dectron Internationale assumes no obligation to update any such forward-looking statement, except as required by law. Dectron Internationale's actual results could differ materially from those in such forward-looking statements.

All amounts in thousands of United States Dollars, except earnings per share data.

Overview

Dectron develops, manufactures and markets heating, ventilation and air conditioning ("HVAC") products for various industrial and commercial applications, namely real estate construction, food processing, offshore oil platforms and others. Its core business consists of energy recycling dehumidifiers, refrigeration, air purification and filtration systems, heating, ventilation and air conditioning equipment. Each product can be sold separately or combined with other products to create a complete system, giving Dectron a strong competitive edge in the marketplace. The Company also benefits from two high-growth avenues related to indoor air security and water generation. Dectron has designed and manufactured water generation systems that extract moisture from the air, which are currently used for online turbine cleaning applications in offshore oil drilling operations. 50.3% of the Company's sales are recorded in Canada, 38.7% in the United States and 11.0% are outside North America. Dectron employs approximately 460 full-time employees and maintains approximately 350,000 square feet of manufacturing facilities in the Montreal region.

Business Environment

The HVAC industry is mature and can be affected by various industrial, economic, demographic and political factors, which are mostly favourable at present. However, two factors are currently in Dectron's disfavour: the appreciation in the Canadian dollar in comparison with the U.S. dollar and the increase in the cost of various raw materials. As for the Company's indoor air security and water generation operations, they represent two emerging and very promising markets. Safe air related to terrorism and air pollution is becoming a serious concern that will eventually create significant market opportunities. As for water generation, the market is unexploited and presents huge potential for industrial and drinking applications.

Results of Operations

In the first nine-months of 2006 we had a significant increase in sales. Gross margin percentage is also improved over the same period of the prior year. The company thus continues its turn-around started late last year. The Company's year-to-date EBITDA, a non-GAAP measure, increased 50.8% to $2,800 or 6.7% of consolidated sales.

Net Sales

	Quarter ended October 31,			9 months ended October 31,
	2006	2005	Change	2006	2005	Change
Sales	$14,851	$11,860	25.2%	$41,954	$35,668	17.6%

Total sales for the third quarter rose 25.2% to $14,851, up $2.991 from $11,860 in 2005. On a year-to-date basis sales rose 17.6% ($6,286) to $41,954 from $35,668 in 2005. The Company's sales growth reflects the revenues arising primarily from its stronger presence in international markets (for which revenues have more than doubled year over year) as well as continued fulfilment of the order backlog to domestic and US markets. Geographically domestic sales (Canada) accounted for 50% of total sales in the first nine months of 2006, sales to the US represented 39% and international sales were 11% of consolidated sales.

Gross Profit

	Quarter ended October 31,			9 months ended October 31,
	2006	2005	Change	2006	2005	Change
Sales	$ 14,851	$11,860	25.2%	$ 41,954	$ 35,668	17.6%

Cost of sales	$ 11,112	$ 9,139	21.6%	$ 30,980	$ 27,384	13.1%

Gross profit	$ 3,739	$ 2,721	37.4%	$ 10,974	$ 8,284	32.5%

Gross profit
margin	25.2%	22.9%		26.2%	23.2%

Gross profit in the third quarter increased $1,018 (37.4%) to $3,739 in 2006 from $2,721 in 2005, representing a gross profit margin that increased to 25.2% from 22.9%. In the nine month period gross profit increased $2,690 (32.5%) and gross profit margin increased to 26.2% from 23.2% last year in the same period. Throughout the year the Company realized certain productivity gains and cost cutting initiatives, however the gross profit margin was still adversely affected by higher base metal material costs and aggressive pricing strategies in certain HVAC markets and the continued appreciation of the Canadian dollar also adversely affected factory overhead expenses.

Operating Expenses

	Quarter ended October 31,			9 months ended October 31,
	2006	2005	Change	2006	2005	Change
Selling
expenses	$ 1,505	$ 1,172	28.4%	$ 4,883	$ 3,806	28.3%

General and
administrative
expenses	$1,222	$ 885	38.0%	$ 3,290	$ 2,621	25.5%

SG&A expenses
as a percentage
of sales	18.4%	17.3%		19.5%	18.0%

Selling expenses increased by 28.4%t to $1,505 for the three months ended October 31, 2006 and 28.3% to $4,883 in the nine months ended. This increase is primarily due to higher commissions paid on the higher sales level and an increase in shipping and freight costs. General and administrative expenses for the quarter increased $337 to $1,222 in 2006 and rose $669 to $3,290 in the nine months ended October 2006. The principal components of the increase were higher insurance costs and the loss of rental income from the properties in the US which were discontinued last year. $592 of the year-to-date selling, general and administrative expenses increase was due to the appreciation of the Canadian dollar versus the US dollar (which increased 7.2% in the period).

Year-to-date depreciation and amortization expense increased to $1,152 versus $975 in 2005, the increase due to the amortization of deferred charges. Year-to-date financial expenses also increased versus the prior year to $848 from $640 in 2005 as a result of the new long-term debt.

Overall, operating expenses for the nine month period ended October 31, 2006 increased to $10,173 in 2006 from $8,042 in 2005. Of this increase $737 or 35% was due to foreign exchange fluctuations.

Operating Earnings

Quarter ended October 31,			9 months ended October 31,
2006	2005	Change	2006	2005	Change
$ 325	$ 91	257.1%	$801	$ 242	231.0%

As a result of a higher gross profit on higher sales, Dectron recorded earnings before income taxes and discontinued operations of $325 in the third quarter of 2006, compared with operating earnings of $91 the previous year's third quarter. On a year-to date basis the company had earnings before taxes of 801 versus $242 in 2005.

Income Taxes

Income tax expense of $249 was recorded in the first nine months of 2006 versus $75 were accounted for the same period in 2005, the tax provision is an estimate based on the historical and anticipated tax rates the company will incur.

Losses From Discontinued Operations

In 2005 the company finalized the liquidation of its discontinued operations. During the course of that year it incurred operating losses as well as disposal gains on the assets. The loss from discontinued operations net of taxes amounted to $748 in the first nine months of 2005, offset in part by disposal gains of $194.

Net Earnings

	Quarter ended October 31,			9 months ended October 31,
	2006	2005	Change	2006	2005	Change
Net Income	$ 224	$154	45.4%	$ 552	$ (387)

Net income per
common share	$0.07	$0.05		$0.17	($0.12)

In the third quarter of 2006 the company earned a net income of $224 versus $154 in the third quarter of 2005. In the first nine-months net income was $552 (or $0.17 per share) versus a net loss last year of $387 (or ($0.12) per share)

EBITDA

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is a non-GAAP measure used by many in the industry as a measurement of operational performance. For the nine months ended October 31, 2006 EBITDA (as defined below) increased 50.8% over the previous year to $2,801 from $1,857.

	Quarter ended October 31,			9 months ended October 31,
	2006	2005	Change	2006	2005	Change
Net Income	$ 224	$154	45.4%	$ 552	$ (387)

Before
Income Taxes	101	34	197%	$ 249	$ 75	232%

Items related to
discontinued
operations	-	($97)		-	$ 554

Interest	309	242	27.8%	$ 848	$ 640	32.5%

Depreciation &
Amortization	378	331	14.2%	$1,152	$ 975	18.1%

EBITDA	$1,012	$ 664	52.3%	$2,801	$1,857	50.8%

% of sales	6.8%	5.6%		6.7%	5.2%

Liquidity and Capital Resources

Management assesses liquidity in terms of our company's ability to generate cash to fund its operating, investing and financing activities. Significant factors affecting the management of liquidity are: cash flows generated from operating activities, capital expenditures, financing requirements, investments in businesses, adequacy of available bank lines of credit and the ability to attract long-term capital with satisfactory terms.

Operating Activities

Operating activities used cash of $3,787 in the nine-months ended October 31, 2006, compared with generating $2,196 in the same period of 2005. The principal sources of cash were a $1,897 increase in accounts payable and taxes payable and depreciation and amortization for an amount of $1,152. This was offset by an increase in accounts receivable of $4,754 and in inventories of $2,419.

In the nine-months ended October 31, 2005, we generated cash from operating activities of $2,196. The principal sources of cash were accounts payable in the amount of $2,505 depreciation and amortization in the amount of $975. The principal use of cash was accounts receivable in the amounts of $2,049.

Investing Activities

In the nine-months ended October 31, 2006, investing activities used $663 of cash attributed to the acquisition of capital assets and as well as an increase in deferred charges.

In the same period in 2005, we reported negative cash flows from investing activities of $153 attributed to the acquisition of capital assets and advances to a related party to finance the expansion of a plant.

Financing Activities

In the nine-months ended October 31, 2006 financing activities generated $3,333 of cash, primarily in the form of new debt and the collection of certain loans receivable.

In the same period in 2005, we used cash flows from financing activities of $2,961, through repayments of long-term debt in the amount of $2,693 and advances to loans receivable of $541.

Credit Agreement

The Company has a Cdn$15,000 secured credit arrangement with a Canadian chartered bank. Borrowing availability is calculated as a function of "eligible accounts receivable" and "eligible inventory" each as defined in the Line of Credit Agreement. Dectron's borrowings under the line of credit bear interest at Canadian prime plus ½ %, which at October 31, 2006 amounted to 6.5%. Interest on any borrowings is payable monthly. All borrowings are collateralized by our assets.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP). These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Revenue Recognition

We recognize revenue for finished products when the goods are shipped and title passes to the customer, provided that there are no uncertainties regarding customer acceptance, persuasive evidence of an arrangement exist; the sales price is fixed or determinable; and collectibility is deemed probable.

Deferred Revenue

We have sold extended warranty contracts covering a period of four to nine years beyond the one-year basic guarantee. The deferred revenue is recognized as income over a four to nine year period on a straight line basis commencing one year from the sale of the contracts.

Intangible Assets and Goodwill

We account for intangible assets and goodwill in accordance with Statement of Financial Accounting Standards (SFAS) 142, "Goodwill and Other Intangible Assets", which was adopted by us on February 1, 2002 in accordance with that statement, goodwill and intangible assets with indefinite lives are no longer amortized, but rather tested for impairment at least annually. Intangible assets with estimable useful lives, consisting of patents, trademarks, and rights, are amortized on a straight-line basis over the estimated useful lives of 5 to 15 years, and are reviewed for impairment in accordance with SFAS 144, "Accounting for the Impairment of long-lived Assets".

Goodwill represents the excess of purchase price over the fair value of identifiable assets acquired in a purchase business combination.

Goodwill and intangible assets with definite lives are tested at least annually for impairment in accordance with the provisions of SFAS 142.

Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit. The fair values of the reporting units are estimated using a combination of the income or discounted cash flows approach and the market approach, which utilizes comparable companies' data. If the carrying amount of the reporting unit exceeds its fair value, then a second step is performed to measure the amount of impairment loss, if any. Any impairment loss would be expensed in the consolidated statements of earnings. The impairment test for intangibles with indefinite useful lives consists of a comparison of the fair value of the intangible assets with its carrying amount. When the carrying amount of the intangible assets exceeds its fair value, an impairment loss would be recognized for the difference.

Intangible assets with estimable lives and other long-lived assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of an asset or assets group may not be recoverable in accordance with SFAS 144. Recoverability of intangible assets with estimable lives and other long- lived assets is measured by a comparison of the carrying amount of an assets or asset group to future net undiscounted pretax cash flows expected to be generated by the assets or asset group. If these comparisons indicated that an asset is not recoverable, the impairment loss recognized is the amount by which the carrying amount of the asset or the asset group exceeds the related estimated fair value.

Income Taxes

As part of the process of preparing our financial statements, we will be required to estimate our income taxes in each of the jurisdictions in which we operate. This process will involve estimates of our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as depreciation and amortization, for tax and accounting purposes.

Recent accounting pronouncements

On December 16, 2004, the FASB issued SFAS 123(R), "Share-Based Payment," which is a revision of SFAS 123, "Accounting for Stock-Based Compensation." SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognised in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. SFAS 123(R) must be adopted no later than February 1, 2006. Early adoption is permitted. The Company expects to adopt SFAS 123(R) on February 1, 2006, utilising the modified retrospective method. The modified retrospective method requires compensation costs to be recognised beginning with the effective date based on the requirements of SFAS 123(R) for all (a) share-based payments granted after the effective date and (b) awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date. Amounts for prior years will be restated based on the amounts previously recognised under SFAS 123 for purposes of pro forma disclosures. As permitted by SFAS 123, the Company currently accounts for share-based payments to employees using APB Opinion 25's intrinsic value method and, as such, generally recognises no compensation cost for employee stock options. Accordingly, the adoption of SFAS 123(R)'s fair value method will have a significant impact on the Company's results of operations, although it will have no impact on the Company's overall financial position. The impact of the adoption of SFAS 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, when adopted, the impact of SFAS 123(R) on prior periods will approximate the impact of SFAS 123 as described in the disclosure of pro forma net earnings and earnings per share in the Summary of Significant Accounting Policies note 1.

In November 2004, the FASB issued SFAS 151, "Inventory Costs - an amendment of ARB No.43, Chapter 4," which requires companies to expense abnormal freight, handling costs, or spoilage in the period incurred and to allocate fixed overhead based on normal capacity, with adjustment if production is abnormally high. This standard became effective for the Company on August 1, 2005. The Company currently accounts for abnormal freight, handling costs, and spoilage consistent with the standard. There was no material impact on the results the Company.

In May 2005 the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of Accounting Principles Board Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements ("SFAS No. 154"). SFAS No. 154 changes the requirements for, the accounting for, and reporting of, a change in accounting principle. Previously, voluntary changes in accounting principles were generally required to be recognized by way of a cumulative effect adjustment within net income during the period of the change. SFAS No. 154 requires retrospective application to prior periods' financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the statement does not change the transition provisions of any existing accounting pronouncements. The adoption of this statement is not expected to have a material effect on our financial position or results of operations.

Financial Statements and Internal Controls

We believe it is critical to provide investors and other users of our financial statements with information that is relevant, objective, understandable and timely, so that they can make informed decisions. As a result, we have established and we maintain accounting systems and practices and internal control processes designed to provide reasonable assurance that transactions are properly executed and recorded and that our policies and procedures are carried out appropriately.

Financial Controls and Transparency

Our internal controls are designed to ensure that assets are safeguarded, transactions are executed according to management authorization and our financial systems and records can be relied upon for preparing our financial statements and related disclosures. Our system of internal controls includes continuous review of our financial policies and procedures to ensure accounting and regulatory issues have been appropriately addressed, recorded and disclosed. The independent auditors perform audits of our financial statements, in which they examine evidence supporting the amounts and disclosures in our financial statements, and also consider our system of internal controls and procedures in planning and performing their audits.

Management Controls

Our management team is committed to providing high-quality, relevant and timely information about our businesses. Management performs reviews of each of our businesses throughout the year, addressing issues ranging from financial performance and strategy to personnel and compliance.